July 13, 2020

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Axonic Funds

Registration Statement on Form N-1A

File Nos. 333-234244, 811-23483

Ladies and Gentlemen:

At the request of Mr. Ryan Sutcliffe of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Axonic Funds (the “Trust”). This letter is in response to Mr. Sutcliffe’s oral comments on July 8, 2020, in connection with the review of Post-Effective Amendment No. 1 to the Trust’s registration statement (the “Amendment”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on May 28 2020 on behalf of the Axonic Strategic Income Fund (the “Fund”). Set forth below are Mr. Sutcliffe’s comments and the Trust’s response thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1.	Please confirm that all placeholders and blanks will be filled in when the final registration statement amendment is filed.

RESPONSE: The Trust confirms that all placeholders and blanks will be filled in when the final registration statement amendment is filed.

Prospectus

Page 2 – Fee Example

2.	The fee example on page 2 of the Prospectus includes the heading “Assuming Redemption at End of Period.” Because this heading is not included in the instructions to the fee example on Form N-1A, please remove the heading.

RESPONSE: The Trust confirms that it has removed this heading from the expense example.

2.	Please provide a completed expense example for the Class A Shares.

RESPONSE: The Trust confirms that it has completed the expense example for the Class A Shares.

Page 5 – Principal Investment Strategies

4.	Please consider revising the “Aircraft and Aviation Industry Risk” risk factor response to the Principal Risks requirements of Item 4 on page 5 of the Prospectus to provide additional detail consistent with the more fulsome “Aircraft and Aviation Industry Risk” principal risk disclosure provided in response to Item 9 on page 15 of the Prospectus.

RESPONSE: The Trust has revised the “Aircraft and Aviation Industry Risk” risk factor of page 5 of the Prospectus as follows (additional language has been underlined):

“Aircraft and Aviation Industry Risk. The Fund may invest in securities collateralized or otherwise backed by aircraft. Risks associated with aircraft securitizations include, but are not limited to, risks related to commercial aircraft, the leasing of aircraft by commercial airlines and the commercial aviation industry generally, as well as with respect to any one aircraft or type of aircraft, the particular maintenance and operating history for the aircraft or its components, the model and type of aircraft, the jurisdiction of registration and regulatory risk. In this regard, adverse developments with respect to particular aircraft will adversely affect the value of securities related to the same. In addition to the foregoing, market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war can have a material adverse effect on the aviation industry generally and securities related to the same, especially when such market events cause material declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aviation industry generally. For example, as a result of the -COVID-19 pandemic, air travel has substantially declined, and many airlines have become dependent, at least in part, on government aid. There can be no assurance that this government aid will continue, that it will be sufficient to sustain airlines or the industry generally, or that it will limit or prevent decreases in the value of securities related to the aviation industry. ”

Page 53 – Appendix A – Waivers and Discounts from Intermediaries

5.	At the end of Appendix A of the Amendment, a placeholder has been included that states “INTERMEDIARY SPECIFIC INFORMATION TO BE INSERTED.” Please provide this intermediary specific information.

RESPONSE: There is currently no intermediary specific information to be included, so Appendix A has been revised as follows (additional language underlined).

Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. For waivers or discounts not available through a particular financial intermediary described in this Appendix A, investors will have to purchase shares directly from the Funds (or the Distributor).

As of the date of this Prospectus, no intermediary specific information is required to be included in this Appendix A.

SAI

Page 41 – Control Persons and Principal Holders of Voting Securities

6.	Please complete the information regarding control persons and principal holders of voting securities on page 41 of the SAI.

RESPONSE: The Trust confirms that it has completed the information regarding control persons and principal holders of voting securities on page 41 of the SAI.

6.	Please complete the information regarding the amount of Fund shares beneficially owned by the portfolio managers.

RESPONSE: The Trust confirms that it has completed the information regarding the amount of Fund shares beneficially owned by the portfolio managers.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner